Exhibit 11.0

KEARNY FINANCIAL CORP. AND SUBSIDIARIES

STATEMENTS RE: COMPUTATION OF PER SHARE EARNINGS

(In Thousands, Except Per Share Data, Unaudited)

	Three Months Ended	Nine Months Ended
	March 31, 2008	March 31, 2008

Income available to common stockholders	$2,673	$5,079

Weighted average shares outstanding	68,625	68,718

Basic earnings per share	$0.04	$0.07

Income for diluted earnings per share	$2,673	$5,079

Total weighted average common shares and equivalents outstanding for diluted computation	68,646	68,841

Diluted earnings per share	$0.04	$0.07